UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2025

Russell Barlow
Chief Executive Officer
21Shares Dogecoin ETF
477 Madison Avenue, 6th Floor
New York, NY 10022

Re: 21Shares Dogecoin ETF
Amendment No. 5 to Registration Statement on Form S-1
Filed December 2, 2025
File No. 333-286456

Dear Russell Barlow:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 5 to Registration Statement on Form S-1

The Trust's Service Providers
The Service Provider, page 75

1. Please revise to provide greater detail regarding the Support Services Agreement, including compensation. In this regard, we note publicly available information that in exchange for providing research, data, sales and marketing and operational support services, House of Doge is entitled to compensation equal to 50% of the net sponsor fee, payable quarterly in arrears.

Please contact David Irving at 202-551-3321 or Jason Niethamer at 202-551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Allison Fumai